UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 4, 2022

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒    Form 20-F  ☐    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐    Yes  ☒    No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

NEWS RELEASE

Release Time	IMMEDIATE

Date	4 October 2022

Number	33/22

Western Australia Iron Ore site tour: Day 2 presentation materials

BHP will be hosting an investor and analyst briefing today to provide an update on our Western Australia Iron Ore South Flank operation.

A copy of the presentation is attached.

The presentation slides will be available on BHP’s website at: https://www.bhp.com/investors/presentations-events/presentations-and-briefings

Further information on BHP can be found at: bhp.com

Authorised for lodgement by:

Stefanie Wilkinson

Group Company Secretary

Media Relations	Investor Relations

Email: media.relations@bhp.com	Email: investor.relations@bhp.com

Australia and Asia	Australia and Asia

Gabrielle Notley Tel: +61 3 9609 3830 Mobile: +61 411 071 715	Dinesh Bishop Tel: +61 407 033 909

Europe, Middle East and Africa	Europe, Middle East and Africa

Neil Burrows Tel: +44 20 7802 7484 Mobile: +44 7786 661 683	James Bell Tel: +44 2078 027 144 Mobile: +44 7961 636 432

Americas	Americas

Renata Fernandez	Monica Nettleton
Tel: +56 9 8229 5357	Mobile: +1 416 518 6293

BHP Group Limited ABN 49 004 028 077

LEI WZE1WSENV6JSZFK0JC28

Registered in Australia

Registered Office: Level 18, 171 Collins Street

Melbourne Victoria 3000 Australia

Tel +61 1300 55 4757 Fax +61 3 9609 3015

BHP Group is headquartered in Australia Follow us on social media

South Flank Steve Campbell General Manager South Flank 4 October 2022

Disclaimer Forward-looking statements This presentation contains forward-looking statements, including: statements regarding our strategy, our values and how we define success; our expectations of a competitive advantage for our business or certain products; our commitment to generating social value; our commitments under sustainability frameworks, standards and initiatives; our intention to achieve certain sustainability-related targets, goals, milestones and metrics; statements regarding trends in economic outlook; commodity prices and currency exchange rates; demand for commodities; medium- term guidance; production forecasts; operational performance; expectations, plans, strategies and objectives of management; climate scenarios; assumed long-term scenarios; potential global responses to climate change; the potential effect of possible future events on the value of the BHP portfolio; closure or divestment of certain assets, operations or facilities (including associated costs); anticipated production or construction commencement dates; capital expenditure or costs and scheduling; operating costs, including unit cost guidance, and shortages of materials and skilled employees; anticipated productive lives of projects, mines and facilities; provisions and contingent liabilities; and tax and regulatory developments. Forward-looking statements may be identified by the use of terminology, including, but not limited to, ‘guidance’, ‘outlook’, ‘prospect’, ‘target’, ‘intend’, ‘aim’, ‘ambition’, ‘aspiration’, ‘goal’, ‘project’, ‘anticipate’, ‘estimate’, ‘plan’, ‘believe’, ‘expect’, ‘commit’, ‘may’, ‘should’, ‘must’, ‘will’, ‘would’, ‘continue’, ‘forecast’, ‘trend’, ‘annualised’ or similar words. These statements discuss future expectations concerning the results of assets or financial conditions, or provide other forward-looking information. The forward-looking statements are based on the information available as at the date of this presentation and/or the date of the Group’s planning processes or scenario analysis processes. There are inherent limitations with scenario analysis and it is difficult to predict which, if any, of the scenarios might eventuate. Scenarios do not constitute definitive outcomes for us. Scenario analysis relies on assumptions that may or may not be, or prove to be, correct and may or may not eventuate, and scenarios may be impacted by additional factors to the assumptions disclosed. Additionally, forward-looking statements in this presentation are not guarantees or predictions of future performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, and which may cause actual results to differ materially from those expressed in the statements contained in this release. BHP cautions against reliance on any forward-looking statements or guidance, particularly in light of the current economic climate and the significant volatility, uncertainty and disruption arising in connection with the Ukraine conflict and COVID-19. For example, our future revenues from our assets, projects or mines described in this release will be based, in part, upon the market price of the minerals, or metals produced, which may vary significantly from current levels. These variations, if materially adverse, may affect the timing or the feasibility of the development of a particular project, the expansion of certain facilities or mines, or the continuation of existing assets. Other factors that may affect the actual construction or production commencement dates, costs or production output and anticipated lives of assets, mines or facilities include our ability to profitably produce and transport the minerals and/or metals extracted to applicable markets; the impact of foreign currency exchange rates on the market prices of the minerals or metals we produce; activities of government authorities in the countries where we sell our products and in the countries where we are exploring or developing projects, facilities or mines, including increases in taxes; changes in environmental and other regulations; the duration and severity of the Ukraine conflict and the COVID-19 pandemic and their impact on our business; political uncertainty; labour unrest; and other factors identified in the risk factors discussed in section 9.1 of the Operating and Financial Review in the Appendix 4E and BHP’s filings with the U.S. Securities and Exchange Commission (the ‘SEC’) (including in Annual Reports on Form 20-F) which are available on the SEC’s website at www.sec.gov. Except as required by applicable regulations or by law, BHP does not undertake to publicly update or review any forward-looking statements, whether as a result of new information or future events. Past performance cannot be relied on as a guide to future performance. Presentation of data Unless specified otherwise: operations includes operated assets and non-operated assets; total operations refers to the combination of continuing and discontinued operations; continuing operations refers to data presented excluding the impacts of Onshore US from the 2017 financial year onwards and excluding Petroleum from the 2021 financial year onwards; references to Underlying EBITDA margin exclude third party trading activities; data from subsidiaries are shown on a 100 per cent basis and data from equity accounted investments and other operations is presented, with the exception of net operating assets, reflecting BHP’s share; medium term refers to our five year plan. Numbers presented may not add up precisely to the totals provided due to rounding. All footnote content (except in the Annexures) is contained on slide 13. Non-IFRS information We use various Non-IFRS information to reflect our underlying performance. For further information please refer to Non-IFRS financial information set out in section 11 of the Operating and Financial Review in the Appendix 4E for the year ended 30 June 2022. No offer of securities Nothing in this presentation should be construed as either an offer or a solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, in any jurisdiction, or be treated or relied upon as a recommendation or advice by BHP. No offer of securities shall be made in the United States absent registration under the U.S. Securities Act of 1933, as amended, or pursuant to an exemption from, or in a transaction not subject to, such registration requirements. Reliance on third party information The views expressed in this presentation contain information that has been derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. This presentation should not be relied upon as a recommendation or forecast by BHP. BHP and its subsidiaries In this release, the terms ‘BHP’, the ‘Company, the ‘Group’, ‘BHP Group’, ‘our business’, ‘organisation’, ‘we’, ‘us’, ‘our’ and ourselves’ refer to BHP Group Limited and, except where the context otherwise requires, our subsidiaries. Refer to note 28 ‘Subsidiaries’ of the Financial Statements in the Appendix 4E for a list of our significant subsidiaries. Those terms do not include non-operated assets. This release covers BHP’s functions and assets (including those under exploration, projects in development or execution phases, sites and closed operations) that 1 have been wholly owned and/or operated by BHP or that have been owned as a joint venture operated by BHP (referred to in this release as ‘operated assets’ or ‘operations’) during the period from 1 July 2021 to 30 June 2022. 1 BHP also holds interests in assets that are owned as a joint venture but not operated by BHP (referred to in this release as ‘non-operated joint ventures’ or ‘non-operated assets’). Notwithstanding that this release may include production, financial and other information from non- operated assets, non-operated assets are not included in the BHP Group and, as a result, statements regarding our operations, assets and values apply only to our operated assets unless stated otherwise. 1. References in this release to a ‘joint venture’ are used for convenience to collectively describe assets that are not wholly owned by BHP. Such references are not intended to characterise the legal relationship between the owners of the asset.. Western Australia Iron Ore site tour 4 October 2022 2

Acknowledgement of Country Banjima Country South Flank

The world's largest iron ore hub

Large, long-life, low-cost, expandable

Project excellence	US$3.6 billion investment, delivered on time and budget during global pandemic
Large	80 Mtpa South Flank operation, expanding overall Mining Area C (MAC) hub to 145 Mtpa
Long-life	Expanded MAC hub sits at heart of large, high quality resource, with potential to support 45+ years mine life
Low-cost	Lowest unit cost operation in WAIO achieved through shared facilities and advanced operational design
Expandable	~35% of WAIO's total Mineral Resource is located within 50 km of MAC processing infrastructure
Quality	Increases WAIO average grade from ~61% to ~62% and lump proportion from ~25% to 30-33%[1]


Mining Area C
Packsaddle
OHP3&4
TLO1&2
OHP1&2
PC1
PC2
145 Mtpa Hub
North Flank
You are here
14km
65 Mtpa
8km
Mulla Mulla Village
Highway
MEM Workshop
80 Mtpa
Grand Central
R deposit
PC2
PC1
Great Northern Highway
Vista
South Flank
Mining
Opening
Future
Marra Mamba ore
Brockman ore
Road
Rail
Conveyor

Note: MEM - Mobile Equipment Maintenance; OHP - Ore Handling Plant; PC - Primary Crusher; TLO - Train Load Out.

Western Australia Iron Ore site tour
4 October 2022

4

BHP

Inclusion and diversity embedded from the start

South Flank presented a unique opportunity to shape a workforce reflective of the communities in which we operate

- South Flank has been conceived as a truly diverse mining operation
- How we achieved this
  - dedicated resourcing project team
  - targeted recruitment campaigns
  - traineeships and apprenticeships supported by the BHP Future Fit Academy
  - career pathways for new to industry and diverse employees
  - building leadership capability to support our increased diversity
  - enhanced on-boarding experience
  - investing to improve safety and security at our accommodation village
- ~90% of total required operating workforce recruited

Female participation
(% of workforce who identify as female)


South Flank
39.3% current
45% goal by end FY25
WA resource sector
20.3%[2]

Indigenous participation
(% of workforce who identify as Aboriginal and/or Torres Strait Islander)


South Flank
13.6% current
16% goal by end FY25
WA resource sector
4.7%[2]

Western Australia Iron Ore site tour
4 October 2022
5
BHP

Partnering with our Indigenous stakeholders

Our success is underpinned by ongoing and sustainable collaboration with Banjima Traditional Owners

Consultation

- **Relationships** built over 20+ years with regular consultation through routine meetings, and collaboration with Banjima Native Title Aboriginal Corporation (BNTAC)
- **Commitment** to further additional consultation via the jointly established Heritage Advisory Council
- **Co-creation** of plans with Traditional Owners
- **Share** knowledge as part of Heritage and Environmental surveys

Engagement

- **Inclusion** and participation of Banjima Traditional Owners in South Flank events
- **Expand** Indigenous and non-Indigenous employee understanding of Banjima Country with our interpretative Culture Space
- **Support** Indigenous employees with access to Peer Support networks and Yarning Circle

Procurement

- **Assist and create** long-term Banjima business capacity – recently appointed a Banjima business to operate and maintain MAC OHP4 (~30 Indigenous FTE; ~A$71m contract)



South Flank opening: celebrated Banjima culture and featured traditional cooking, music and dancing

Our Culture Space: enables on-country engagement with Banjima Traditional Owners





Indigenous Employee Network: Yarning Circle to share stories and connectivity

Western Australia Iron Ore site tour
4 October 2022
6

BHP

Excellence in project delivery Fastest ramp up for a WAIO development; payback achieved within 18 months Delivery Ramp-up Performance • New Integrated Project Team (IPT) approach • Achieved 75% nameplate capacity ahead of • Excellent safety outcome during execution 3 where construction teams are integrated with stretch target – TRIF 5.7 the operations teams and functional partners • OHP3 highest monthly average of 79 Mtpa – 195,000 Field Leadership activities • Modularising process plant offshore allowed achieved in May 2022 • Production of 49.6 Mt in FY22 faster execution once delivered to site • Expect to achieve 80 Mtpa rate sustainably • Modular design improves maintenance • First ore delivered May 2021, achieved whilst within the planned three year timeframe efficiency construction continued • Lowest unit cost operation in WAIO • Consolidated prior learnings into design – 4 setting new benchmark for others • First quartile emissions intensity • Low capital intensity (US$45/t) Completed on time despite challenges of COVID-19 Ramp up 2x faster than Jimblebar (Project completion, %) (cumulative, %) (Monthly production (annualised), Mtpa) • Payback achieved within 18 months COVID developing 5.0 100 100 in China BHP Board SF initial target (80Mtpa) approval June 2018 First ore delivered 20 May 2021 2.5 50 50 JB initial target (35Mtpa) First ore target May 2021 0.0 0 0 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 Actual progress incremental Actual progress cumulative JB Annualised Monthly OFR JB 3MMA SF Annualised Monthly OFR SF 3MMA Note: JB - Jimblebar; SF – South Flank; PC - Primary Crusher; OFR – Ore For Rail; 3MMA – 3 Month Moving Average; TRIF – Total Recordable Injury Frequency. Western Australia Iron Ore site tour 4 October 2022 7

Modular approach to fabrication and maintenance Excellence by design: built to enable improved safety and shut down efficiencies • Project execution strategy sought to reduce risk (exposure hours and physical) associated with steelwork erection, without compromising quality, cost or productivity – mix of modular, pre-assembled and single-member or stick-built fabrication of 36,000 tonnes of steel – contracts awarded to fabricators in Western Australia, Australia and offshore (Tianjin, China) • Design of key infrastructure facilitates modular maintenance – safety by design by removing people from the line of fire – reduces replacement time – enables offline refurbishment improving shut efficiency – improves quality of repair work as the work no longer completed in the critical shut paths – reduces cost – enabler for diverse workforce Western Australia Iron Ore site tour 4 October 2022 8

Designed with the future in mind South Flank was delivered automation ready and all fleet is able to run in an autonomous environment Automation-ready mine design Autonomous blast hole drills Ability to remotely control aspects of enabling fast deployment of deployed from day 1 daily operations from IROC autonomous haul truck fleet Western Australia Iron Ore site tour 4 October 2022 9

South Flank is at the heart of a large, high-quality resource

Centralised 145 Mtpa Mining Area C (MAC) hub unlocks value

- ~35% of WAIO's total Mineral Resource is located within close proximity to the expanded MAC and South Flank hub
  - all potential future sustaining mines are within 50 km of processing infrastructure
  - ability to convey to the combined hub
  - potential to support 45+ years of production[5]
- Low-cost access to existing infrastructure and utilities (e.g. power, water, airport)
- Increases utilisation of existing rail network to MAC, minimising current and future rail capital expenditure
- Decisions on longer term options will be subject to BHP's Capital Allocation Framework (CAF) and Board approval



Tandanya
11.7 km
MAC Hub
145 Mtpa
Packsaddle W
Packsaddle
Packsaddle E
10.1 km
North Flank
Highway
Grand Central
R Deposit
Vista
Mudlark Well
18.2 km
13.0 km
16.5 km
South East Corner
17.4 km
Gurinbiddy
Mining Area C (MAC)
South Flank
Potential future options
Ore handling plants (OHPs)
Crusher / potential crusher
Overland conveyor (OLC)

Western Australia Iron Ore site tour
4 October 2022
10

BHP

What you will be seeing today… A world class mining operation Mobile Equipment Maintenance Overland Conveyor System Vista pit (autonomous fleet) Ore Handling Plant 3 workshop Western Australia Iron Ore site tour 4 October 2022 11

Footnotes 1. Slide 4: The increased lump and grade estimates subsequent to the ramp up of South Flank excludes Yandi, which is expected to provide supply chain flexibility for several years. 2. Slide 5: Source: The Chamber of Minerals and Energy of WA (CME), Diversity in the Western Australian Resources Sector 2019 Report. 3. Slide 7: TRIF – Total Recordable Injury Frequency. The sum of (fatalities + lost-time cases + restricted work cases + medical treatment cases) x 1,000,000 ÷ actual hours worked. 4. Slide 7: Source: Wood Mackenzie. GHG emissions intensity. Scope 1 plus Scope 2. Units are kgCO e/T 2 5. Slide 10: Sustaining mines to utilise MAC/South Flank processing plant after depletion of South Flank Resource remain subject to future study outcomes. Western Australia Iron Ore site tour 4 October 2022 13

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited

Date: October 4, 2022	By:	/s/ Stefanie Wilkinson
	Name:	Stefanie Wilkinson
	Title:	Group Company Secretary